UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Azenta, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

114340102

(CUSIP Number)

Quentin Koffey

Politan Capital Management LP

106 West 56th Street, 10th Floor

New York, New York 10019

646-690-2830

With a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 574795100	Page 2

1	NAME OF REPORTING PERSON Politan Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,133,807
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,133,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,133,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2023.

CUSIP No. 574795100	Page 3

1	NAME OF REPORTING PERSON Politan Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,133,807
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,133,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,133,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023.

CUSIP No. 574795100	Page 4

1	NAME OF REPORTING PERSON Politan Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,133,807
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,133,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,133,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023.

CUSIP No. 574795100	Page 5

1	NAME OF REPORTING PERSON Quentin Koffey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,133,807
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,133,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,133,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023.

CUSIP No. 114340102	Page 6

ITEM 1.     SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Azenta, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 200 Summit Drive, 6th Floor, Burlington, Massachusetts 01803.

The Reporting Persons (as defined below) each beneficially owns an aggregate of 4,133,807 shares of Common Stock, including 343,219 shares of Common Stock underlying Physically Settled Swaps (as defined below) described in Item 6. These shares represent approximately 6.87% of the outstanding shares of Common Stock. The Reporting Persons also have additional economic exposure to 385,196 notional shares of Common Stock as further described under Item 6 below, bringing the total aggregate economic exposure of the Reporting Persons to 4,519,003 shares of Common Stock, representing approximately 7.51% of the outstanding shares of Common Stock.

ITEM 2.      IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i)      Politan Capital Management LP, a Delaware limited partnership (“Politan”);

(ii)     Politan Capital Management GP LLC, a Delaware limited liability company (“Politan Management”);

(iii)    Politan Capital Partners GP LLC, a Delaware limited liability company (“Politan GP”); and

(iv)   Quentin Koffey, a citizen of the United States of America (together with Politan, Politan Management and Politan GP, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of August 16, 2022, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 106 West 56th Street, 10th Floor, New York, New York 10019.

(c) Politan’s principal business is to serve as investment advisor to certain funds, including Politan Capital Partners LP, a Delaware limited partnership (“Politan LP”), Politan Capital Offshore Partners LP, a Cayman Islands exempted limited partnership (“Politan Offshore”), and Politan Capital Partners Master Fund LP, a Cayman Islands exempted limited partnership (“Politan Master Fund”) (collectively with Politan Offshore and Politan LP, the “Politan Funds”).

Politan Management’s principal business is to serve as the general partner of Politan.

Politan GP’s principal business is to serve as the general partner of certain affiliated funds, including the Politan Funds.

Mr. Koffey’s principal occupation is to serve as the managing partner and chief investment officer of Politan, and as the managing member of Politan Management and Politan GP.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Common Stock, the Cash Settled Swaps (as defined below) and the Physically Settled Swaps (as defined below) referenced in Items 5 and 6 directly owned by Politan Master Fund is approximately $202,582,505. The source of funding for such transactions was derived from the capital of the Politan Funds.

ITEM 4.      PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described herein in the belief that the Common Stock was undervalued and an attractive investment opportunity.

CUSIP No. 114340102	Page 7

The Reporting Persons have engaged and intend to continue to engage in discussions with certain members of the Issuer’s board of directors and management team regarding the Issuer’s business, operations, financial condition, strategic plans, governance, as well as other matters related to the Issuer, and intend to and may also engage with stockholders, industry analysts and other interested parties with respect to the foregoing.

The Reporting Persons may take or engage in various plans, actions or transactions in seeking to bring about changes to increase stockholder value, and may discuss such plans, actions or transactions with the Issuer and the board of directors and management team of the Issuer, stockholders, industry analysts and other interested parties. The Reporting Persons may change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D, and may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such plans, actions or transactions.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management and board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, disposing of shares of Common Stock, acquiring other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, and engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

(a), (b) Each of the Reporting Persons beneficially owns an aggregate of 4,133,807 shares of Common Stock (the “Subject Shares”), including 343,219 shares of Common Stock underlying Physically Settled Swaps (as defined below) that the Reporting Persons may be deemed to beneficially own upon satisfaction of certain conditions. The Subject Shares represent approximately 6.87% of the outstanding shares of Common Stock, based on 60,153,892 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023. Politan Master Fund also has additional economic exposure to 385,196 notional shares of Common Stock under certain cash-settled total return swaps (“Cash Settled Swaps”), bringing the total aggregate economic exposure of the Reporting Persons to 4,519,003 shares of Common Stock, representing approximately 7.51% of the outstanding shares of Common Stock.

Politan, as the investment advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Politan Management, as the general partner of Politan, which is in turn the advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Politan GP, as the general partner of the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares. Mr. Koffey, as the managing partner and chief investment officer of Politan, and as the managing member of Politan Management and Politan GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all the Subject Shares.

(c) Exhibit 99.2 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons for the benefit of the Politan Funds during the past sixty days.

(d) Politan Master Fund has the right to receive dividends from, and the proceeds from the sale of, the shares of the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Politan Master Fund has entered into physically settled swaps (the “Physically Settled Swaps”) referencing 343,219 shares of Common Stock in the aggregate that the Reporting Persons may be deemed to beneficially own. Under the terms of each Physically Settled Swap, upon settlement, (i) Politan Master Fund will be obligated to pay to the counterparty the specified price for the specified notional number of shares, plus interest at the rate set forth in the applicable contract and (ii) the counterparty will be obligated to deliver to Politan Master Fund the specified notional number of shares and to pay to Politan Master Fund an amount equal to dividends paid on the specified notional number of shares. The counterparties to the Physically Settled Swaps are unaffiliated third party financial institutions.

CUSIP No. 114340102	Page 8

In addition, Politan Master Fund is a party to Cash Settled Swaps referencing an aggregate of 385,196 shares of Common Stock. Under the terms of each Cash Settled Swap, upon settlement, (a) Politan Master Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the Cash Settled Swaps, plus interest rates set forth in the applicable contracts, and (b) the counterparty will be obligated to pay to Politan Master Fund any positive price performance of the specified notional number of shares of Common Stock subject to the Cash Settled Swaps. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the Cash Settled Swaps will be paid to Politan Master Fund. All balances will be settled in cash. The counterparty to the Cash Settled Swaps are unaffiliated third party financial institutions.

The Cash Settled Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer, nor do such agreements require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in such contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to such contracts.

The Politan Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.

On September 14, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey

Exhibit 99.2	Trading Data

CUSIP No. 114340102	Page 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2023

POLITAN CAPITAL MANAGEMENT LP

By:	Politan Capital Management GP LLC, its general partner

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL MANAGEMENT GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

POLITAN CAPITAL PARTNERS GP LLC

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey
	Title:	Managing Member

QUENTIN KOFFEY

By:	/s/ Quentin Koffey
	Name:	Quentin Koffey

CUSIP No. 114340102	Page 10

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey

Exhibit 99.2	Trading Data